Columbia Funds Series Trust I

290 Congress Street

Boston, MA 02210

September 28, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E. Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Contrarian Core Fund

Columbia Dividend Income Fund

Columbia Large Cap Growth Fund

Columbia Select Mid Cap Growth Fund

(each, a Fund, and collectively, the Funds)

Preliminary Proxy Statement

File No. 811-04367

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider the combination of each of the Fund’s Class V shares with Class A shares of the same Fund, including, as part of the combination, the adoption with respect to Class V shares of a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, identical to that currently in effect with respect to Class A shares of each of the Funds, at a special meeting of shareholders, scheduled for December 7, 2023.

If you have any questions regarding this filing, please contact me at (617) 385-9536 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Secretary, Senior Vice President and Chief Legal Officer

Columbia Funds Series Trust I